# SEC Schedule 13G/A (Amendment No. 11) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Veritone, Inc., CIK 0001615165
CUSIP: 92347M100
Title of class of securities: Common
Address of issuer's principal executive offices: 5291 CALIFORNIA AVENUE, SUITE 350, IRVINE, California (CA), 92617
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-19-000238
Filed by CIK 0001426960

## Reporting persons
- BANTA ASSET MANAGEMENT LP: type of reporting person: investment adviser (IA); citizenship or place of organization: California (CA); sole voting power 2,635,783; shared voting power 895,541; sole dispositive power 2,635,783; shared dispositive power 895,541; aggregate amount beneficially owned 3,531,324 (3.85% of the class)

## Item 1. Issuer
Name of issuer: Veritone, Inc.
Address of issuer's principal executive offices: 5291 CALIFORNIA AVENUE, SUITE 350, IRVINE, CALIFORNIA 92617

## Item 2. Person Filing
Name of person filing: BANTA ASSET MANAGEMENT LP
Address of principal business office or, if none, residence:
517 30TH STREET
NEWPORT BEACH, California
92663
Citizenship: BANTA ASSET MANAGEMENT LP - CALIFORNIA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 3,531,324
Percent of class: 3.85
Sole power to vote or to direct the vote: BANTA ASSET MANAGEMENT LP - 2,635,783
Shared power to vote or to direct the vote: BANTA ASSET MANAGEMENT LP - 895,541
Sole power to dispose or to direct the disposition: BANTA ASSET MANAGEMENT LP - 2,635,783
Shared power to dispose or to direct the disposition: BANTA ASSET MANAGEMENT LP - 895,541

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- BANTA ASSET MANAGEMENT LP: Stephen M. Banta, COO (02/06/2026)